UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41675

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GOLDEN HEAVEN GROUP HOLDINGS LTD.

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No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Further to the notice on the annual general meeting of shareholders (the “Meeting”) of Golden Heaven Group Holdings Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), that was originally filed with the United States Securities and Exchange Commission on August 9, 2024, revised on August 12, 2024 and further revised on August 13, 2024, the Company hereby announces that the date of the Meeting has been revised from September 6, 2024 to September 10, 2024. The record date for the Meeting, August 5, 2024, has remained unchanged.

Attached hereto and incorporated by reference herein are a revised notice and supplemental proxy statement for the Meeting, which include an amendment to Proposal No. 2 on the agenda for the Meeting.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333- 279942) of the Company, filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Revised Notice and Supplemental Proxy Statement of 2024 Annual General Meeting of Shareholders, dated August 19, 2024
99.2	Revised Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2024 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.
Date: August 19, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)